1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F)

Form 20-F      ✓    ☐            Form 40-F

( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.)

Yes                              No      ✓    ☐

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82:                )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: June 25, 2009	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer

News Release

Contact:

Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

SPIL Board of Directors resolved to merge Siliconware Investment

Company and announced dividend record date

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: June 25, 2009

Taichung, Taiwan, June 25, 2009–Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today held a meeting of Board of Directors, at which the Board resolved to merge Siliconware Investment Company Ltd., a 100% owned subsidiary, into SPIL and the Board also announced 2009 dividend record date.

1. SPIL Board of Directors resolved to merge Siliconware Investment Company Ltd., a 100% owned subsidiary, into SPIL in order to simplify investment structure and reduce management cost. The tentative record date for this merger will be on August 31, 2009. 36,229 thousand ordinary shares of SPIL owned by Siliconware Investment Company Ltd. will be cancelled on record date and the rights to the existing shareholders of SPIL won’t be affected.

2. SPIL Board of Directors also announced cash dividend record date:

Taiwan Common Shares:

Ex-dividend Date: July 13, 2009 ;

Record Date: July 19, 2009 ;

Book close Period: July 15, 2009 to July 19, 2009.

American Depositary Shares:

Ex-dividend Date: July 13, 2009;

Record Date: July 15, 2009.

Cash Dividend: NT$ 1.8 per Common Share;

Cash dividends payment date will be announced later but will be approximately in the beginning of August.

For ADRs inquires, please contact Citibank Depositary Services.

Toll Free: 1-877-248-4237

Outside USA: 1-816-843-4281

Email : Citibank@shareholders-online.com

Or Mr. Hank Hui : 1-212-816-2194

Email : hank.hui@citigroup.com

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